UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)
                            (Amendment No. 26)*


                         First Financial Fund, Inc.
                              (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                320228109
                             (CUSIP Number)

                         Stephen C. Miller, Esq.
                          Krassa & Miller, LLC
                       1680 38th Street, Suite 800
                        Boulder, Colorado  80301
                            (303) 444-5483
     (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          September 20, 2002

      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




---------------------------------------------------------------------------
CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.60%
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14.	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 2,568,200
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	10.87%
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14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
  1,922,400
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	8.14%
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14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)  	7.19%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)  	0.0004%
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14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  X
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  		0%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)			IN
---------------------------------------------------------------------------



           Amendment No. 26 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

As previously reported in this statement on Schedule 13D, at a hearing held on September 10, 2002, the United States District Court for the District of Maryland (the "District Court") granted an injunction in connection with the lawsuit filed against the Company regarding the Company's bylaw requiring a 50% vote of all outstanding shares in order to elect directors (the "By-Law Lawsuit"). The injunction enjoined the Company's Board from holding any meeting "pending entry of a final opinion and order on the merits of the case."

On September 19, 2002, Judge Motz entered a final Opinion and Order in favor of the Brown Trust, ruling that the Company's bylaw is invalid under the Maryland General Corporation Law. A judgment was entered in favor of the Brown Trust enjoining the Company to seat Dr. Dean Jacobson and Mr. Joel Looney as directors.

Subsequently, the Company filed a Motion for Stay Pending Appeal ("Motion for Stay") in the By-Law Lawsuit. The Company requested that the District Court stay the September 19, 2002 Order pending the outcome of an appeal to the United States Court of Appeals for the Fourth Circuit.

On September 20, 2002, the Brown Trust filed an Opposition to Defendant's Motion for Stay Pending Appeal ("Opposition to Motion for Stay"), which is attached to this statement as an exhibit. The Brown Trust requested the District Court deny the Company's Motion for Stay. The Opposition to Motion for Stay in the By-Law Lawsuit is attached hereto as Exhibit 16 and incorporated in this statement by reference.

On September 20, 2002, the District Court held a hearing on the Company's Motion for Stay. Judge Motz presided and stayed the effectiveness of his ruling until October 4, 2002, and reinstated his injunction enjoining the Company's Board from holding any meetings during the pendency of the stay. Judge Motz indicated that he was granting the stay so as to allow at least one judge of the Fourth Circuit time to review the issue. Judge Motz further indicated that he continues to believe the September 19, 2002 ruling is correct and that the plaintiff ought to prevail on the merits of the case. In addition, Judge Motz reiterated his tentative conclusion that the Company's bylaw is also invalid under the Investment Company Act of 1940, though he did not need to reach that question because of his ruling under the Maryland General Corporation Law. The two-week stay will expire at 5:00 p.m. on Friday, October 4, 2002.

Item 7.   Material to be Filed as Exhibits.

		Exhibit 16. Badland's Opposition to Defendant's Motion for Stay Pending Appeal filed on September 20, 2002.



                               Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of
Badlands Trust Company, trustee of the
Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R. Horejsi
Trust No. 2, the Susan L. Ciciora
Trust, and the John S. Horejsi Trust.



EXHIBIT 16

	            IN THE UNITED STATES DISTRICT COURT
	               FOR THE DISTRICT OF MARYLAND
	                    Northern Division

______________________________________
							)
BADLANDS TRUST COMPANY,		)
	a South Dakota corporation,		)
	as Trustee for				)
							)
LOLA BROWN TRUST No. 1B,		)
							)
				Plaintiff, 		)
							)
v.							)								                              )
FIRST FINANCIAL FUND, INC.,		      )
	a Maryland corporation,			)
							)
				Defendant,		)
_______________________________________)

Civil No. JFM 02-CV-2423


	                 BADLANDS' OPPOSITION TO
	        DEFENDANT'S MOTION FOR STAY PENDING APPEAL

	On August 12, 2002, Dr. Jacobson and Mr. Looney polled nearly sixty percent of the shareholders' vote in a hotly contested election for the two open board seats. Before and since that election, the management of First Financial has endeavored at every turn to seat the incumbent directors who polled only forty percent of the vote. The motion for stay pending appeal - submitted in the name of First
Financial - is only the most recent incarnation of management's effort. It, however, has less merit than management's prior arguments. Accordingly, the Court should summarily deny the motion.
	Three times now the Court has indicated that Dr. Jacobson and Mr. Looney should be seated as directors. At the hearing on Badlands's application for a temporary restraining order, the Court observed the it did not believe that the incumbent directors should be holding office. Trans., August 28, 2002, at 29. On September 10, 2002, the Court held that Badlands was "very likely to prevail on the merits..."
 Trans., Sept. 10, 2002, at 77. And, finally, on September 19, 2002, the Court ruled for Badlands on the merits and ordered Dr. Jacobson and Mr. Looney seated as the duly elected directors.
	In one fell swoop, by way of a few page motion for stay, the current management of First Financial seeks to undo the Court's careful consideration of the issues, its ruling on the merits, its balancing of the harms, and its consideration of the public interest.
 Significantly, management does not even purport to point to any error in the Court's opinion. That, in itself, should be fatal to its request for a stay pending appeal.
	Nor has management shown that First Financial Fund, Inc. itself - as opposed to its present officers, its present sponsor, Prudential Funds, or its present administrator, Wellington - is likely to suffer irreparable harm. And management totally discounts the harm that Badlands suffers every day its nominees are not seated as directors. Instead, management's incumbents and their sponsors, in baldly asserting that control of the Fund by newly elected independent directors would constitute irreparable harm, arrogantly assume that only they know what is best is for the corporation and that the 48% of all shares who voted for new directors - representing an investment of some $145,000,000 - don't know what's best for their own investment.
And they do this with the Fund's money, continuing to spend the shareholders' money to maintain their positions, even though the shareholders voted them out.
	A stay of a final ruling pending appeal is a truly extraordinary remedy - more difficult to obtain than temporary or preliminary injunctive relief. As will be seen below, four factors must be considered independently, and each weighs heavily against the current management of First Financial. Accordingly, the motion for stay should be summarily denied.

                          STANDARD OF REVIEW

	The standard for granting a stay pending appeal is the fourfold rule initially adopted in this circuit in Airport Comm. of Forsyth
Co., N.C. v. Civil Aeronautics Board, 296 F.2d 95, 96 (4th Cir. 1961):

1)	Has the petitioner made a strong showing that it is likely
to prevail upon the merits of its appeal?

2)	Has the petitioner shown that without such relief it will be irreparably injured?

3)	Would the issuance of a stay substantially harm other
parties interested in the proceedings?

4)	Wherein lies the public interest?

(Emphasis added.) The rule is not the same as the well-known "balancing of hardships" standard applied to motions for preliminary injunction.
	This standard was most recently applied in Kentuckians for the Commonwealth, Inc v. Rivenburgh, 206 F. Supp. 2d 782, 792 (S.D. W.Va.
2002).  As Chief Judge Haden observed there:
The four factors are 'essentially independent' and each question must be answered. The stay standard is stricter than that applied to a request for interlocutory relief.
Kentuckians for the Commonwealth (quoting Blackwelder Furniture Co. v. Seilig Manufacturing Co., 550 F.2d 189, 196 (4th Cir. 1977)).
	Blackwelder itself points out the differences between the preliminary injunction standard and the "stringent" stay pending appeal standard. There, the trial court denied a plaintiff's motion for a preliminary injunction. In doing so, the district court cited the Airport Commission four-part standard, above, including the "strong showing that it is likely to prevail" on the merits prong, and applied the factors separately, without balancing. In reversing this error, the Blackwelder court developed this Circuit's now well-known preliminary injunction standard. But in doing so, the Blackwelder court reiterated the difference between a preliminary injunction and a stay pending appeal:

The district court's reliance on the different
standards of Airport Comm'n of Forsyth Co. and
Camp ... was misplaced  - though understandably
so.  Even the treatise writers have mistakenly
equated the stringent standards of those cases
with the more flexible rule of Sinclair Refining
[applicable to preliminary injunctions and
reiterated by the Fourth Circuit in Blackwelder].
 ...  But there is a difference.  The cases
relied upon by the district court deal with the
question of the issuance vel non of an appellate
stay pending review of an administrative order or
a trial court decision that dealt with the merits
of a controversy....

In cases like Airport and Camp a judicial or quasi-judicial body has already passed upon the merits of a question and typically has also denied a discretionary stay of its decision; only then is the motion made for an appellate stay.
For a stay to issue under such circumstances, we adopted in Airport Comm'n of Forsyth, supra, 296
F.2d at 96, the requirement ... that a "strong showing" of probable success on appeal be made, for otherwise there is "no justification for the [appellate] court's intrusion into the ordinary processes of administrative and judicial review."

Likewise, Long v. Robinson, 432 F.2d 977 (4 Cir.
1970), another "strong showing" case from this
circuit, involved a stay-pending-appeal
situation, in which the district court had fully
considered the merits of the controversy,
rendered its final decree, and refused the
request for an interim stay.  Judge Winter
explained in Long that the petitioner's burden in
seeking injunctive relief is substantially
greater on appeal.  432 F.2d at 979. ...  And
this is especially so where the lower court has adversely determined the merits of the controversy.
Blackwelder, 550 F.2d at 193-94 (footnotes and citations omitted; bold emphasis added).
	The command and reasoning of Blackwelder is clear: in the case of a preliminary injunction the court is to apply a "balance of hardship" test, but that standard is deliberately weaker than the "stringent" test to be applied in a case seeking a stay pending appeal. In the latter case, "where the lower court has adversely determined the merits of the controversy," an appellant must make "a strong showing that it is likely to prevail upon the merits" in order to obtain a stay. Mere balancing and "serious questions" will not suffice. Management errs when it argues otherwise.

                                ARGUMENT

I.	MANAGEMENT HAS NOT MADE A "STRONG SHOWING"
	THAT IT IS LIKELY TO SUCCEED ON THE MERITS
	Three times now this Court has considered management's arguments. And all three times the Court has rejected them on the same grounds. Most recently the Court concluded that management's argument had
"superficial appeal" but that the legislative background and intent to the contrary was "clear." Opinion, at 3-4.
	And it bears noting that, while the Court did not need to reach the Investment Company Act question in issuing its permanent injunction, the Court tentatively concluded that "plaintiff wins under the Investment Company Act" as well. Trans. of Sept. 10, 2002 hearing, p. 72. On appeal, Badlands will be entitled to urge the Investment Company Act as independent grounds for affirmance. In order to obtain a stay here, then, management must also make a strong showing that it is likely to prevail on that Act as well.

II.	DEFENDANT HAS NOT SHOWN THAT IT
	WILL BE IRREPARABLY HARMED
	Current management has failed to show any harm to First Financial Fund, Inc. - as opposed to itself - if management's motion for a stay were to be denied. The "harm" that the motion really seeks to prevent is "harm" to current management arising from the potentiality that the board will change management. That, however, is demonstrably not harm to First Financial itself.
	First, current management entirely ignores the law applicable to directors and the exercise of their duties under Maryland law. Under the MGCL, four of the five directors of First Financial - the two newly elected directors and the two directors previously elected whose terms have not expired - are "independent and disinterested when making any determination or taking any action as a director" under the
Investment Company Act of 1940.  MGCL Section 2-405.3.   And though not
acknowledged by current management's motion, a director is charged with the duty to act in "good faith," in "a manner he reasonably believes to be in the best interests of the corporation," and with
"the care that an ordinarily prudent person in a like position would
use under similar circumstances."  MGCL Section 2-405.1(a).   "Thus,
any exercise of the corporate power to institute litigation and the control of any litigation to which the corporation becomes a party rests with the directors or, by delegation, the officers they appoint." Werbowsky v. Collomb, 362 Md. 581, ___, 766 A.2d 123, 133
(2001). Management's motion for a stay is nothing less than an effort to usurp the power of the duly elected directors to direct and control of any litigation to which the corporation is a party. Moreover, current management does so by sheer speculation as to what the directors will decide.
	Further, current management does not claim that the directors are in jeopardy of violating any of these duties. Indeed, the motion is notable in that it does not even allege that a decision to forego an appeal would be a breach of the directors' fiduciary duty to the corporation and a violation of the business judgment rule. That omission is telling. It reveals that the motion is really an effort by management, and not First Financial itself, to maintain management's position and to do so at First Financial's shareholders' expense, even if the directors elected by a majority of the voting shares were to decide to the contrary.
	This Court has already found that one of the "concerns that originally led to the enactment of the [ICA] was entrenched management retaining control." Tr., August 28, 2002 at 34. As the Court has ruled: "Unquestionably, the two directors nominated and supported by defendant were not elected at the last meeting. That much we definitely know." Tr., September 10, 2002 at 72. The motion for a stay unabashedly seeks to maintain those unelected directors in office for the benefit of management, not First Financial itself. And it certainly is not harm to First Financial where there is an absence of any suggestion or allegation that such a change in management would constitute a violation of the directors' duties and a violation of the business judgment rule.

III.	BADLANDS WILL BE HARMED BY THE
	CONTINUED DENIAL OF THE POWER OF ITS VOTES

	The real harm here is to Badlands, not movant. Current management is so bold as to argue that the holdover unelected directors should continue to direct the affairs of First Financial during the pendency of an entire appeal:

[T]he directors of a corporation and of a registered investment company have ongoing duties. The Court should therefore stay its Judgment and allow the current directors to meet to address matters as they arise during the pendency of the appeal.

Def. Stay Br. at 4 (emphasis added). That argument, however, ignores the serious harm to Badlands (and to First Financial itself) already found by the Court on several occasions:
I think that there is a harm in an investment company essentially being directed by two directors, including in its directors meeting two directors who I think, as I will say in a moment, I do not believe should be holding office. And so I do think that that is itself a serious harm being suffered by the plaintiffs, which people are entitled to sit in those positions.
Tr., August 28, 2002 at 29-30.  And, on September 10, 2002:
I do believe that the plaintiff will be harmed by having a board meeting on which it was not represented when I think it should be, because I think its two persons who won the voting should be there.
Tr., September 10, 2002 at 70.  And:
I do not believe that a corporation governed by the Investment Company Act should be having board meetings in which elected directors are not represented. Certainly, it shouldn't be holding board meetings where someone who has not been elected, whose term has expired, [would] be participating.
Id. at 71.  Yet, current management's motion proposes just this event
- allow the expired directors to sit as duly elected and valid directors in contravention of the wishes of sixty percent of the voting shares of First Financial. As the Court has already recognized, that would irreparably harm Badlands. It would also irreparably harm the shareholders of First Financial. Indeed, it would irreparably harm First Financial itself.

IV.	THE PUBLIC INTEREST IS THAT
	THE SHAREHOLDERS' VOTE BE RESPECTED

	The public interest is best served by respecting the shareholders' vote. As the Court recognized early on, the best indicator of the public interest in the language and policy of Section 16 of the Investment Company Act that directors of investment companies should be elected and that directors whose terms have expired "shall not serve."
	Current management's speculation that this case has great precedential value for numerous investment companies, Def. Stay Br. at 5-6, is just that - speculation. Notably absent, again, is any citation to even one investment company that has a similarly offensive bylaw. The legal question here is not difficult, and does not appear to have broad effect. The public interest requires that the shareholder vote be respected and implemented.

                               CONCLUSION

	WHEREFORE, Badlands requests that this Court deny Defendant's Motion For Stay Pending Appeal.

					Respectfully submitted,

					/s/ James H. Hulme

					James H. Hulme, Bar No. 00875
					Donald B. Mitchell, Jr., Bar No. 22944
					J. Marcus Meeks, Bar No. 15191
					ARENT FOX KINTNER PLOTKIN & KAHN
					1050 Connecticut Avenue, N.W.
					Washington, D.C.  20036-5339
					T: (202) 857-6000

			Attorneys for Plaintiff Badlands Trust Company


Footnotes:

1. The same four-part test for a stay pending appeal, with its requirement of a "strong showing" that the appellant is likely to prevail, applies whether the stay pending appeal is sought in the district court under F.R. Civ. P. 62(c) or in the appellate court under F.R.A.P. 8(a). See Hilton v. Braunskill, 481 U.S. 770, 776,
107 S. Ct. 2113, 2119 (1987).
2. Management, paying only lip service to Airport Commission, argues that "strong likelihood" standard does not mean what it says. Defendant Stay Br. at 2. Management cites Goldstein v. Miller, 488
F. Supp. 977 (D. Md. 1980) (Kaufman, J.), for the proposition that if the question is "difficult" or "serious" then that is enough. Goldstein, however, involved the intervening issuance of a Supreme Court opinion contrary to the ruling of the district court from which the appeal had been taken and of which the stay was sought.
3. Similarly, Management asserts that the possibility that the new Board may replace the Fund's officers and that the new Board may decide not to spend the shareholders' money to pursue an appeal of this Court's ruling in itself constitutes irreparable harm and should end this Court's inquiry. Defendant Stay Br. at 4. But the cases are to the contrary. As the Third Circuit explained, "the fact that the decision on the stay may be dispositive of the appeal in some cases is a factor that an appellate court must consider, but that alone does not justify pretermitting an examination of the nature of the irreparable injury alleged and the particular harm that will befall the appellant should the stay not be granted." Republic of the Philippines v. Westinghouse Elec. Corp., 949 F.2d 653, 658 (3d
Cir. 1991) (emphasis added).
4. Cf., In re Masterwear Corp., 233 B.R. 266, 273 (Bankr. S.D.N.Y.
1999) ("a legitimate pending election contest would not prevent the ... Board from firing the Firm. The Firm's fundamental premise - that the displaced board continues to govern until the dispute is resolved - is wrong. To the contrary, the newly elected directors continue as de facto directors until a court of competent jurisdiction ousts them").
5. The only director who is not independent is Mr. Mooney, the current president and current counsel's client.
6. This is also known as the "business judgment rule."
Independent Distributors, Inc. v. Katz, 99 Md. App. 441, 637 A.2d
886, cert. denied, 335 Md. 697 (1994).